UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 23, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Spectrum Pharmaceuticals, Inc.

File No. 1-35006 - CF#35730

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Spectrum Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibits 10.10, 10.11 and 10.12 to a Form 10-Q filed on November 9, 2012 (with respect to Exhibit 10.12, as modified by the same contract refiled with fewer redactions as Exhibit 10.41 to a Form 10-K filed on March 7, 2018).

Based on representations by Spectrum Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.10 to Form 10-Q filed November 9, 2012	through November 15, 2022
Exhibit 10.11 to Form 10-Q filed November 9, 2012	through November 15, 2022
Exhibit 10.12 to Form 10-Q filed November 9, 2012	through November 15, 2022
Exhibit 10.41 to Form 10-K filed March 7, 2018	through November 15, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary